UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: April 28, 2006                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                           NEWS RELEASE - MAY 16, 2006


                               1ST QUARTER RESULTS

IMA EXPLORATION INC. (IMR:TSX-V) is pleased to provide the interim financial results of the Company for the quarter ended March 31, 2006:

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $
EXPENSES

Administrative and management services                   26,882          32,236
Corporate development and investor relations             88,678         120,586
General exploration                                       3,794          19,033
Office and sundry                                        43,786          36,565
Professional fees                                        89,661         315,224
Rent, parking and storage                                29,011          10,324
Salaries and employee benefits                          148,273         122,375
Stock based compensation                                      -       1,800,000
Telephone and utilities                                   6,078           9,508
Transfer agent and regulatory fees                       80,802          29,815
Travel and accommodation                                 44,639          71,680
                                                   ------------    ------------
                                                        561,604       2,567,346
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (561,604)     (2,567,346)
                                                   ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                          3,226         (20,507)
Interest and other income                               (58,510)        (29,369)
                                                   ------------    ------------
                                                        (55,284)        (49,876)
                                                   ------------    ------------
LOSS FOR THE PERIOD                                    (506,320)     (2,517,470)

DEFICIT - BEGINNING OF PERIOD                       (35,508,044)    (29,597,304)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
     TO GOLDEN ARROW                                          -        (145,866)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (36,014,364)    (32,260,640)
                                                   ============    ============
BASIC AND DILUTED LOSS PER COMMON SHARE                   (0.01)          (0.06)
                                                   ============    ============



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IMA Exploration Inc.
News Release - May 16, 2006
Page 2



RESULTS OF OPERATIONS

The Company's operating expenses for the three months ended March 31, 2006, were $561,604 a decrease of $2,005,742 from $2,567,346 in the 2005 period.

In the 2005 period the Company recorded non-cash stock based compensation of $1,800,000 and $Nil in the 2006 period as there were no stock options granted. Other notable changes in the operating expenses are: (i) Professional fees decreased $225,563 to $89,661 in 2006, primarily due to the reduction in legal costs incurred in connection with the Aquiline legal action. In the current period there has been limited work performed compared to the 2005 period; (ii) Salaries increased $25,898 due to increases in staff and salary levels; (iii) Transfer agent and regulatory fees increased $50,987 mainly due to the current period costs of the Company's listing on the American Stock Exchange, which occurred in July 2005; (iv) Corporate development and investor relations decreased $31,908 mainly due to the decrease in printing costs during the 2006 period; (v) Travel and accommodation decreased $27,041 due to reduced travel in the 2006 period.

In 2006 the Company recorded interest income of $58,510 compared to $29,369 in 2005, primarily as a result of an increase in funds on deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 2006 was $15,445,641, an increase of $7,714,246 from December 31, 2005. Total assets increased to $32,590,557 at March 31, 2006 from $23,497,994 at December 31, 2005. This increase is mainly due to the increase in Navidad carrying value and in cash balance.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. The Company will use its best efforts to file a prospectus qualifying the distribution of the units and agent's special warrants within sixty (60) days of the closing of this placement. In the event that the qualification date does not occur within that time period, each special warrant outstanding will, on exercise or deemed exercise, entitle the holder thereof to acquire 1.1 units without further payment on the part of the holder. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 during 2005. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company has received $172,900 from the exercise of options from January 1 to March 31, 2006. Subsequent to March 31, 2006 the Company received $28,050 from the exercise of options. As at May 12, 2006, the Company had working capital of approximately $13,500,000.


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IMA Exploration Inc.
News Release - May 16, 2006
Page 3



The Company considers that it has adequate resources to maintain its ongoing operations for the balance of the year but currently may not have sufficient working capital to fund all of its future exploration and development work. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.


ON BEHALF OF THE BOARD

/s/ JOSEPH GROSSO
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at HTTP://www.imaexploration.com.

  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.


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